                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                                AMENDMENT NO. 6
                           Metro-Goldwyn-Mayer Inc.
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                               (Name of Issuer)

                         Common Stock, $.01 par value
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                        (Title of Class of Securities)

                                   591610100
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                                (CUSIP Number)

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                           Richard E. Sobelle, Esq.
                             Tracinda Corporation
                             150 South Rodeo Drive
                           Beverly Hills, CA  90212
                                (310) 271-0638
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(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                               November 19, 1998
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [_].

     Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TRACINDA CORPORATION
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      NEVADA
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                          SOLE VOTING POWER
                     7
     NUMBER OF            120,119,223

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          14,878,500
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             120,119,223

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          14,878,500
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      134,997,723
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      89.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      KIRK KERKORIAN
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      N/A
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.
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                          SOLE VOTING POWER
                     7
     NUMBER OF            134,997,723

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             134,997,723

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      134,997,723
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12    [_]
      NOT APPLICABLE
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      89.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      250 RODEO, INC.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            14,878,500

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             14,878,500

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      14,878,500
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

     This Amendment No. 6 amends and supplements the Statement on Schedule 13D filed on November 18, 1997, as amended on November 25, 1997, on July 27, 1998, on August 19, 1998, on September 2, 1998 and on October 26, 1998 (as so amended, the "Schedule 13D"), relating to the common stock, par value $.01 per share (the "Shares"), of Metro-Goldwyn-Mayer Inc., a Delaware corporation (the "Company"), previously filed by Tracinda Corporation ("Tracinda"), 250 Rodeo, Inc. ("250 Rodeo" and, collectively with Tracinda, the "Tracinda Entities") and Mr. Kirk Kerkorian. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Schedule 13D.

1. Item 3 of the Schedule 13D is hereby amended to add the following information:

     The funds for the purchase of the Shares were obtained, in the case of Tracinda, pursuant to the Credit Agreement and, in the case of 250 Rodeo, from a capital infusion.

2. Item 4 of the Schedule 13D is hereby amended to add the following information:

     See the response to Item 5 in this Amendment No. 6.

3. Item 5 of the Schedule 13D is hereby amended to add the following information:

     (a) Tracinda and Mr. Kerkorian are the beneficial owners of 134,997,723 Shares (including the Shares purchased and directly held by 250 Rodeo upon exercise of its Rights), approximately 89.6% of the Shares outstanding, based upon the number of Shares outstanding as reported in the Company's Registration Statement on Form S-1 relating to the Rights Offering plus the number of Shares issued by the Company in connection with the Rights Offering. 250 Rodeo is the beneficial owner of the 14,878,500 Shares it holds directly and including the Shares it purchased through exercise of its Rights, approximately 9.9% of the Shares outstanding, based upon the number of Shares outstanding as reported in the Company's Registration Statement on Form S-1 relating to the Rights Offering plus the number of Shares issued by the Company in connection with the Rights Offering.

     (b) Mr. Kerkorian has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of the 75,933,009 Shares acquired upon the Tracinda Entities' exercise of their Rights.

     (c) On October 26, 1998, the Company commenced a rights offering (the "Rights Offering"), pursuant to which the Company distributed to the holders of its outstanding common stock transferable subscription rights ("Rights") to subscribe for and purchase additional Shares for a price of $8.25 per share. The Rights Offering expired at 5:00 p.m., New York City time, on November 16, 1998. On November 19, 1998, the Tracinda Entities received 75,933,009 Shares from the Company in connection with their exercise of all of the Rights distributed to them. The aggregate purchase price for such Shares was $626,447,324.25. The Tracinda Entities and the Company were parties to a Stock Purchase Agreement, dated October 26, 1998, (the "Stock

Purchase Agreement") whereby the Tracinda Entities had irrevocably agreed to exercise such Rights and purchase such Shares.

5. Item 6 of the Schedule 13D is hereby amended to add the following information:

     See the response to Item 5 in this Amendment No. 6. The Shares acquired pursuant to the Stock Purchase Agreement by the Tracinda Entities will be pledged pursuant to the Credit Agreement.

     As a result of an aggregate overexercise of Rights by stockholders of the Company other than the Tracinda Entities, 250 Rodeo did not have to purchase any Shares in connection with its obligation pursuant to the Stock Purchase Agreement to purchase all Shares that were not otherwise subscribed for at the close of the Rights Offering.

6. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D.

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 20, 1998

                              TRACINDA CORPORATION
                              a Nevada corporation


                              By: /s/ Anthony L. Mandekic
                                  -----------------------
                                  Name: Anthony L. Mandekic
                                  Title:  Secretary/Treasurer


                              KIRK KERKORIAN


                              By: /s/ Anthony L. Mandekic
                                  -----------------------
                                  Name: Anthony L. Mandekic
                                  Title:  Attorney-in-Fact

                              250 RODEO, INC.
                              a Delaware corporation


                              By: /s/ Anthony L. Mandekic
                                  -----------------------
                                  Name: Anthony L. Mandekic
                                  Title:  Secretary/Treasurer